

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2022

Vigil Neuroscience, Inc.
1 Broadway, 7th Floor, Suite 07-300
Cambridge, MA 02142

   Re: **Vigil Neuroscience, Inc.**
      Form S-1
      Exhibit Nos. 10.11, 10.12
      Filed November 19, 2021
      File No. 333-261230

Dear Dr. Magovčević-Liebisch:

   We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

            Sincerely,

            Division of Corporation Finance

cc: Kingsley L. Taft, Esq.